June 10, 2009

By U.S. Mail and Facsimile (303) 592-1510

Edward Giedgowd, Esq.
Chief Compliance Officer and General Counsel
Prosper Marketplace, Inc.
111 Sutter Street, 22nd Floor
San Francisco, California 94104

Re: Prosper Marketplace, Inc.
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-147019

Dear Mr. Giedgowd:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 19

Your recourse will be extremely limited in the event…, page 19

1.   We note your response to our prior comment 19. As we noted in our prior letter, all language that either mitigates the risk to the investor or disclaims liability under the securities laws should be omitted. Please revise the subheading accordingly and delete the penultimate sentence. Alternatively, if you determine that the remaining language is duplicative of other risk factors, delete the entire risk factor.

The fact that Prosper will have the exclusive right and ability…, page 22

2.   Please delete the word "potential" from the subheading.

Edward Giedgowd, Esq.
Prosper Marketplace, Inc.
June 10, 2009
Page 2

We have incurred operating losses since our inception…, page 29

3.   It appears that this paragraph is intended to serve as a new subheading. If so, please
        revise to format it with bold text.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact David Irving, Staff Accountant, at (202) 551-3321 or Hugh West,
Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the
financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or
me at (202) 551-3419 with any other questions.

                                        Sincerely,

                                        Todd Schiffman
                                        Assistant Director

cc: Whitney A. Holmes, Esq.
        Brian D. Lewandowski, Esq.
        Morrison & Foerster LLP
        370 17th Street, Suite 5200
        Denver, Colorado 80202